UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-39994

NOTIFICATION OF LATE FILING	CUSIP NUMBER 31189Y103
(Check one):

☒ Form 10-K  Form20-F  Form 11-K  Form 10-Q  Form 10-D

 Form N-CEN  Form N-CSR

For Period Ended: December 31, 2022

 Transition Report on Form 10-K

 Transition Report on Form 20-F

 Transition Report on Form 11-K

 Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Fathom Digital Manufacturing Corporation

Full Name of Registrant

Altimar Acquisition Corp. II

Former Name if Applicable

1050 Walnut Ridge Drive

Address of Principal Executive Office (Street and Number)

Hartland, WI 53029

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Fathom Digital Manufacturing Corporation (the “Company”) is unable to timely file with the Securities and Exchange Commission (the “SEC”) its Annual Report on Form 10-K for the year ended December 31, 2022 (the “2022 Form 10-K”) by the prescribed due date without unreasonable effort or expense. The Company requires additional time to finalize and review its consolidated financial statements due to a combination of factors relating to the complexity of our Up-C tax structure. The Company anticipates that its 2022 Form 10-K will contain no material changes to the 2022 full year results included in its press release announcing preliminary unaudited financial results filed as a Current Report on Form 8-K on March 31, 2023, and that the 2022 Form 10-K will be filed as soon as practicable and, in any event, within the fifteen-day extension permitted by the rules of the SEC.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mark Frost	(262)	367-8254
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No 

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No 

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s results of operations for the year ended December 31, 2022 will be significantly different from its results of operations for the prior fiscal year due to the factors described in the Company’s press release announcing preliminary unaudited financial results furnished on Form 8-K filed with the SEC on March 31, 2023. Until the filing of the 2022 Form 10-K, please refer to the Company’s press release announcing preliminary unaudited financial results furnished on Form 8-K filed with the SEC on March 31, 2023 for more information.

Disclosure Regarding Forward-Looking Statements

This filing contains a number of forward-looking statements. Words such as “expect,” “will,” “anticipates,” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to the filing of the 2022 Form 10-K and the results of the ongoing review. These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file its 2022 Form 10-K within the fifteen-day extension permitted by the rules of the SEC, and the possibility that the ongoing review may identify errors or control deficiencies in the Company's accounting practices. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

Fathom Digital Manufacturing Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2023 By: /s/ Mark Frost

Name: Mark Frost

Title: Chief Financial Officer